For Immediate Release

KeyWest Energy Corporation

October 2, 2002

$30 Million Equity Financing

CALGARY, Alberta:  KeyWest Energy Corporation  (“KeyWest”) announced today that the $30 million equity financing previously announced by the Company on September 19, 2002 has been restructured to provide that KeyWest will now issue an aggregate of up to 10,909,090 Special Warrants, by way of private placement, at a price of $2.75 per Special Warrant for total gross proceeds of approximately $30,000,000.  A portion of the offering comprising approximately 6,146,490 Special Warrants for gross proceeds of approximately $17 million, is expected to close on or about October 4, 2002 while the balance of up to approximately 4,762,600 Special Warrants for gross proceeds of approximately $13 million is expected to close on or about November 4, 2002.  The financing is led by Griffiths McBurney & Partners and includes in the syndicate of Underwriters, CIBC World Markets Inc., Yorkton Securities Inc., BMO Nesbitt Burns Inc., Peters & Co. Limited, Canaccord Capital Corporation and FirstEnergy Capital Corp.

The Special Warrants will be exercisable for Common Shares on a one-for-one basis without additional consideration, subject to adjustment in certain events.  KeyWest intends to qualify for distribution the underlying Common Shares issuable on exercise of the Special Warrants by way of a short form prospectus on or before February 3, 2002.

Proceeds from the offering will be used to reduce debt and to fund working capital and KeyWest’s acquisition program.

KeyWest is a rapidly growing junior oil and gas company with primary operations in central and southern Alberta.  KeyWest trades on The Toronto Stock Exchange under the symbol “KWE”.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information contact: Harold V. Pedersen, President, Mary C. Blue, Executive Vice-President, or Carrie McLauchlin, Vice-President, Finance (403) 261-2766.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

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